Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet or Telephone – QUICK ★★★ EASY
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ALPHA TAU MEDICAL LTD

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on November 1, 2022.

INTERNET/MOBILE – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

PHONE – 1 (866) 894-0536
Use a touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

The Board of Directors recommends you vote FOR each of the following proposals:

Please mark your votes like this **X**

1. To re-elect each of Alan Adler and S. Morry Blumenfeld as Class I directors, to serve until the Company's Annual General Meeting of Shareholders in 2025, and until their respective successors are duly elected and qualified;

Nominees:	FOR	AGAINST	ABSTAIN
1a. Alan Adler	☐	☐	☐
1b. Morry Blumenfeld	☐	☐	☐

2. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next Annual General Meeting of Shareholders, and to authorize the Company's board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

CONTROL NUMBER

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Signature________________________________ **Signature, if held jointly**__________________________________ **Date**___________, **2022**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ALPHA TAU MEDICAL LTD.ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 2, 2022THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORSPROXY20914 Alpha Tau Medical Proxy Card BackI, the undersigned shareholder of ALPHA TAU MEDICAL LTD., hereby appoint Uzi Sofer and Raphi Levy, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ALPHA TAU MEDICAL LTD. held in my name on its books as of September 23, 2022, at the Annual General Meeting of Shareholders to be held at 4:30 PM (Israel time) on November 2, 2022, at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, and any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.Continued and to be signed on reverse side